FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Update on PEARL Phase III trial of Imfinzi monotherapy in Stage IV non-small cell lung cancer

19 December 2022 07:05 GMT

Update on PEARL Phase III trial of Imfinzi monotherapy
in Stage IV non-small cell lung cancer

The PEARL Phase III trial for AstraZeneca's Imfinzi (durvalumab) did not achieve statistical significance for the primary endpoints of improving overall survival (OS) versus platinum-based chemotherapy as a monotherapy treatment of patients with Stage IV (metastatic) non-small cell lung cancer (NSCLC) whose tumour cells express high levels (25% or more) of PD-L1, or in a subgroup of patients at low risk of early mortality. There was an improvement in OS with Imfinzi monotherapy, which was clinically meaningful in the subset of patients with PD-L1 tumour expression greater than 50%, a secondary endpoint. The trial was conducted primarily in Asia.

Susan Galbraith, Executive Vice President, Oncology R&D, AstraZeneca, said: "With PEARL, we set out to answer important scientific questions in the treatment of metastatic non-small cell lung cancer at a time when patient selection for immune checkpoint inhibitors was still evolving. We are encouraged to see patients in the metastatic setting at a higher level of PD-L1 tumour expression demonstrate the most benefit with Imfinzi monotherapy treatment, as is commonly seen in this class. We remain steadfast in our dedication to developing new and improved medicines and regimens for patients with lung cancer across our diverse portfolio."

The safety and tolerability profile for Imfinzi was broadly consistent with the known profile of the medicine, and no new safety signals were identified. The data will be shared in due course.

Notes

Stage IV NSCLC
Lung cancer is the second most common form of cancer globally, with more than two million patients diagnosed in 2020.1 Lung cancer is broadly split into NSCLC and small-cell lung cancer (SCLC), with 80-85% classified as NSCLC.2,3 Within NSCLC, patients are classified as squamous, representing 25-30% of patients, or non-squamous, representing approximately 70-75% of patients.3-5

PEARL
PEARL was a randomised, open-label, multicentre, global Phase III trial of Imfinzi monotherapy versus platinum-based chemotherapy (investigator's choice) as a 1st-line treatment in patients with metastatic NSCLC.

Eligible patients had tumours expressing high levels of PD-L1, defined as ≥25% of tumour cells (TC). The predominantly Asian trial population included both smokers and non-smokers and patients of squamous and non-squamous histology. PEARL excluded patients with certain epidermal growth factor receptor (EGFR) mutations or anaplastic lymphoma kinase (ALK) fusions.

The two primary endpoints were OS in patients whose tumours expressed high levels of PD-L1 (TC≥25%) and OS in a subgroup of patients identified as being at low risk of early mortality using a model developed by AstraZeneca that evaluates various clinical parameters prior to treatment. The trial included centres in Asia, Europe and Australia.

Imfinzi
Imfinzi (durvalumab) is a human monoclonal antibody that binds to the PD-L1 protein and blocks the interaction of PD-L1 with the PD-1 and CD80 proteins, countering the tumour's immune-evading tactics and releasing the inhibition of immune responses.

Imfinzi in combination with Imjudo (tremelimumab) plus platinum-based chemotherapy is approved in the US for the treatment of Stage IV (metastatic) NSCLC based on the POSEIDON Phase III trial. Additionally, Imfinzi is the only approved immunotherapy and the global standard of care in the curative-intent setting of unresectable, Stage III NSCLC in patients whose disease has not progressed after chemoradiation therapy based on the PACIFIC Phase III trial. Imfinzi is also approved in the US, the EU, Japan, China and many other countries around the world for the treatment of extensive-stage small cell lung cancer based on the CASPIAN Phase III trial.

In addition to its approved indications in lung cancer, Imfinzi is the only approved immunotherapy in unresectable or metastatic biliary tract cancer and is also approved in unresectable hepatocellular carcinoma in combination with Imjudo. It is also approved for previously treated patients with advanced bladder cancer in several countries.

As part of a broad development programme, Imfinzi is being tested as a single treatment and in combinations with other anti-cancer treatments for patients with SCLC, NSCLC, bladder cancer, several gastrointestinal cancers, ovarian cancer, endometrial cancer, and other solid tumours.

AstraZeneca in lung cancer
AstraZeneca is working to bring patients with lung cancer closer to cure through the detection and treatment of early-stage disease, while also pushing the boundaries of science to improve outcomes in the resistant and advanced settings. By defining new therapeutic targets and investigating innovative approaches, the Company aims to match medicines to the patients who can benefit most.

The Company's comprehensive portfolio includes leading lung cancer medicines and the next wave of innovations, including Tagrisso (osimertinib) and Iressa (gefitinib); Imfinzi (durvalumab) and Imjudo (tremelimumab); Enhertu (trastuzumab deruxtecan) and datopotamab deruxtecan in collaboration with Daiichi Sankyo; Orpathys (savolitinib) in collaboration with HUTCHMED; as well as a pipeline of potential new medicines and combinations across diverse mechanisms of action.

AstraZeneca is a founding member of the Lung Ambition Alliance, a global coalition working to accelerate innovation and deliver meaningful improvements for people with lung cancer, including and beyond treatment.

AstraZeneca in immuno-oncology (IO)
AstraZeneca is a pioneer in introducing the concept of immunotherapy into dedicated clinical areas of high unmet medical need. The Company has a comprehensive and diverse IO portfolio and pipeline anchored in immunotherapies designed to overcome evasion of the anti-tumour immune response and stimulate the body's immune system to attack tumours.

AstraZeneca aims to reimagine cancer care and help transform outcomes for patients with Imfinzi as a single treatment and in combination with Imjudo as well as other novel immunotherapies and modalities. The Company is also exploring next-generation immunotherapies like bispecific antibodies and therapeutics that harness different aspects of immunity to target cancer.

AstraZeneca is boldly pursuing an innovative clinical strategy to bring IO-based therapies that deliver long-term survival to new settings across a wide range of cancer types. With an extensive clinical programme, the Company also champions the use of IO treatment in earlier disease stages, where there is the greatest potential for cure.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.   WHO. International Agency of Cancer Research. Lung Fact Sheet. Available at: https://gco.iarc.fr/today/data/factsheets/cancers/15-Lung-fact-sheet.pdf. Accessed December 2022.
2.   Cheema PK, et al. Perspectives on treatment advances for stage III locally advanced unresectable non-small-cell lung cancer. Curr Oncol. 2019;26(1):37-42.
3.   Abernethy AP, et al. Real-world first-line treatment and overall survival in non-small cell lung cancer without known EGFR mutations or ALK rearrangements in US community oncology setting. PLoS ONE. 2017;12(6):e0178420.
4.   Cheema PK, et al. Perspectives on treatment advances for stage III locally advanced unresectable non-small-cell lung cancer. Curr Oncol. 2019;26(1):37-42.
5.   Cancer.net. Lung Cancer - Non-Small Cell: Introduction. Available at: https://www.cancer.net/cancer-types/lung-cancer-non-small-cell/introduction. Accessed December 2022.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 19 December 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary